SHININGBANK
Energy Ltd.

[redacted]

06015400

July 14, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Press Release dated July 7, 2006
2. Press Release dated July 13, 2006

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

Murray J. Desrosiers
Corporate Secretary & General Counsel

7/21

H:\SEC\Cover Ltr 2006-07-14.DOC

SHININGBANK
Energy Income Fund

July 7, 2006 TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces August 2006 monthly distribution

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for August 2006 will be **C$0.23 per unit. The distribution is payable on August 15, 2006 to unitholders of record on July 31, 2006. The ex-distribution date is July 27, 2006.** This represents a 13% annualized pre-tax cash-on-cash yield based on the July 6, 2006 closing price of $21.30 per unit.

This distribution level reflects a reduction of $0.02 per unit or 8% from the recent distribution level of $0.25 per unit, paid for the past four months, and results from the continued weakening in natural gas prices since fourth quarter 2005. Canadian spot market natural gas prices have declined from an average of over $9.00 per mcf in first quarter 2006 to current levels of less than $6 per mcf. Shiningbank's production volumes remain on target and results from its development program continue to be positive.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 76%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

July 13, 2006

TSX: SHN.UN
TSX: FE

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY INCOME FUND TO ACQUIRE FIND ENERGY LTD.

Calgary, Alberta - Shiningbank Energy Income Fund ("Shiningbank") and Find Energy Ltd. ("Find") are pleased to announce that they have entered into an agreement whereby Shiningbank will offer to acquire, by way of a take-over bid, all of the issued and outstanding common shares of Find (the "Offer") in exchange for Trust Units of Shiningbank. Pursuant to the Offer, shareholders of Find will receive 0.465 of a Trust Unit of Shiningbank for each common share of Find. Based on the recent closing prices of the Trust Units of Shiningbank and the common shares of Find, the Offer represents a 18.3% premium to the shareholders of Find. The total value of the Offer is approximately $443 million, including approximately $62 million of assumed net debt.

"This transaction fits with Shiningbank's strategy of focusing on long-life natural gas assets with substantial multi-zone development potential", said David Fitzpatrick, President and CEO of Shiningbank. "As a result of the transaction, Shiningbank will add approximately 4,900 boe/d of production comprised of approximately 3,800 boe/d of natural gas production primarily concentrated in the Pembina area of west-central Alberta, adjacent to Shiningbank's O'Chiese property, with an attractive portfolio of drilling opportunities. This will increase Shiningbank's total production by 22% to approximately 27,000 boe/d. The transaction is expected to be accretive to Shiningbank on all key financial measures."

William T. Davis, President and CEO of Find, added "the transaction represents an excellent opportunity to create value for Find shareholders. Find shareholders will hold units in Shiningbank, a natural gas weighted energy trust which, based on today's closing price for the Trust Units, will have a market capitalization of approximately $1.9 billion upon completion of the transaction."

Impact of the Transaction on Shiningbank

Shiningbank will acquire an attractive suite of long-life, liquids-rich natural gas-focused properties in the Pembina area of West Central Alberta, many of which are adjacent to or overlap with Shiningbank's existing properties. The majority of the properties are operated and are characterized by high working interests, low operating costs and high field netbacks. The current production of these properties is approximately 4,900 boe/d, approximately 77% of which is natural gas. The addition of the Find properties including the Pembina and Whitecourt areas is a logical extension of Shiningbank's existing west-central Alberta natural gas-focused operations including the core areas of Ferrier/O'Chiese and Whitecourt. Significant undeveloped acreage in

the Pembina area will provide substantial additional low-risk development opportunities over the next several years, which Shiningbank expects to exploit to enhance production volumes and reserves.

Transaction highlights:

- The transaction is expected to be accretive to Shiningbank's cash flow, net asset value and production on a per unit basis;
- The transaction results in the addition of approximately 4,900 boe/d of low operating cost production to Shiningbank. Shiningbank maintains an overall natural gas weighting of approximately 77% and improves overall unit operating costs;
- Potential to increase production from the Find properties to over 6,000 boe/d over the next year through tie-in of completed wells;
- Operating costs on the Find properties are lower than Shiningbank's average costs and averaged $6.09/boe in first quarter 2006;
- Company Interest Proved plus Probable reserves to be acquired by Shiningbank are estimated at 16.0 million barrels of oil equivalent (71% natural gas), effective March 31, 2006, which reserves estimates are based on the March 31, 2006 reserve evaluation prepared by GLJ Petroleum Consultants Ltd., an independent engineering firm;
- Approximately 74% of the acquired proved plus probable reserves are proved producing reserves as of June 30, 2006;
- The proved plus probable reserve life index of the acquired properties is approximately 8.9 years; and
- Shiningbank will also add approximately 165,000 net acres of undeveloped land valued at approximately $28.7 million, increasing Shiningbank's current undeveloped land position by approximately 40%.

Based on a total acquisition cost of approximately $443 million, including the assumption of $62 million in debt and working capital deficiency, the acquisition metrics of the transaction are as follows:

- Reserve acquisition metrics (using March 31, 2006 reserves) of $25.87/boe of proved plus probable reserves (net of the value of undeveloped land);
- Production acquisition cost of $84,460/boe/d based on 4,900 boe/d (net of the value of undeveloped land); and
- Cash flow multiple of 6.2 times (assuming 2006 strip prices of C$6.55/mcf AECO natural gas and US$75.91/bbl WTI).

Impact of the Transaction on Find

Pursuant to the Offer, shareholders of Find will receive trust units of Shiningbank which will allow them to continue to participate both in the existing production base built by Find and in the opportunities currently available to Shiningbank.

Find believes that the transaction will enhance value for its shareholders through equity participation in one of the premier natural gas weighted trusts in the oil and gas royalty trust sector. This will provide a larger and more diverse base of asset exposure which will deliver an attractive stream of cash distributions.

Offer

The Offer will be subject to certain conditions, including the deposit of not less than 66 2/3% of the outstanding shares of Find (on a fully diluted basis), receipt of all required regulatory approvals and other customary conditions. In addition, Find has agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Find and Shiningbank has reserved the right to match any competing proposals. Under certain circumstances, Find has agreed to pay a non-completion fee of $12 million to Shiningbank. A take-over bid circular detailing the Offer is anticipated to be mailed to shareholders of Find by July 31, 2006, with closing anticipated in early September.

The Offer has the unanimous support of the Board of Directors of both Shiningbank and Find. FirstEnergy Capital Corp. has provided Find's Board of Directors with its opinion that the consideration to be received by shareholders of Find pursuant to the Offer is fair, from a financial point of view, to shareholders of Find. The Board of Directors of Find has concluded that the Offer is in the best interests of its shareholders and is unanimously recommending that shareholders of Find tender their shares to the Offer.

Holders representing 12.3 million common shares or 31.6% of the outstanding shares (on a fully diluted basis) of Find, including all directors and officers and certain insiders of Find, have entered into lock-up agreements with Shiningbank whereby they have agreed to tender their shares of Find to the Offer, subject to certain exceptions.

CIBC World Markets Inc. and National Bank Financial Inc. are acting as financial advisors to Shiningbank in connection with the transaction. FirstEnergy Capital Corp. is acting as financial advisor to Find.

Conference Call

A joint conference call is planned to discuss this transaction in more detail on July 14, 2006 at 9:00 am MDT (11:00 am/pm EDT). Callers may dial1-800-731-1404 toll free to participate in the call. A taped recording will be available until July 28, 2006 by dialing 1-800-558-5253 toll free or 1-416-626-4100 and entering the passcode 21299552#.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its

unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%. Shiningbank is listed on the Toronto Stock Exchange under the symbol "SHN.UN".

Find Energy Ltd. is an Alberta-based oil and natural gas company engaged in the exploration for and the acquisition, development and production of, oil and natural gas in the Western Canadian Sedimentary basin. Find is listed on the Toronto Stock Exchange under the symbol "FE".

The term "boe" may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This news release contains forward-looking statements relating to future events, including management's assessment of future plans and operations, reserve and production estimates, drilling inventory and wells to be drilled, timing of drilling and tie-in of wells, productive capacity of new wells and capital expenditures and the timing thereof. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in Shiningbank's MD&A and in the AIF for the year ended December 31, 2005, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, securities in the United States, or any province or territory of Canada, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of that Act.

For further information please contact:

Shiningbank Energy Ltd.
David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator
Telephone: (403) 268-7477
Toll Free: (866) 268-7477
Email: irinfo@Shiningbank.com
Website: www.shiningbank.com

Find Energy Ltd.
William T. Davis, President and C.E.O.
Jeffrey P. Jongmans, Vice President, Finance and C.F.O.
Telephone: (403) 232-4800
Website: www.findenergy.ca